Mr Hugh West Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America 30 October 2013	Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1422 direct 020 7356 1014 facsimile

Dear Mr West

Re:	Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2012
Filed 25 March 2013
Form 6-K
Filed 2 August 2013
File number: 001-15246

Thank you for your letter dated 30 September 2013, setting out the Staff’s comments on the above filings of Lloyds Banking Group plc (the “2012 Form 20-F” and the “HY 2013 Form 6-K”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ George Culmer

George Culmer
Group Finance Director
For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh EH1 1YZ

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1

2012 Form 20-F

Divisional Results, page 32
Retail, page 33
2011 Compared with 2010, page 33

You disclose on page 34 that the proportion of mortgages on standard variable rate, or equivalent products, stood at 56% for the period ending December 31, 2011 and are expected to remain broadly stable in 2012. Please address the following:

•	Explain to us what your standard variable rate or equivalent products are, and differentiate these products from non-standard variable rate products.

The standard variable mortgage rate (SVR) represents a lender’s base rate and is typically linked to the Bank of England base rate, although lenders do have the flexibility to change the SVR independently of changes in the Bank of England base rate.

The interest rates charged on the Company’s mortgage products fall into three main categories (i) fixed rates; (ii) rates that track the SVR; and (iii) rates that track the Bank of England base rate directly. For the products where the mortgage rate is fixed or tracks the Bank of England base rate, the interest rate will typically revert to the SVR, which may be higher or lower than the initial rate offered, after a predetermined period of time. When this occurs, the customer can choose to switch to another fixed or tracker product or retain their existing product with the rate set at SVR.

The Company’s disclosure in respect of the proportion of mortgages on SVR or equivalent products includes both those mortgages that track the SVR and those that track the Bank of England base rate. At 31 December 2012, the total SVR balance was £193 billion, of which approximately £45 billion tracked the Bank of England base rate directly. The remaining 44 per cent of the mortgage portfolio represented those mortgages which were on a fixed interest rate.

•
Tell us if you originate and/or hold any interest only loans. If so, tell us and disclose the amount of such loans held (by loan type) as of each period end and summarize the basis of the interest rates (e.g. based on LIBOR, etc.).

The Company both originates and holds interest only mortgages. At 31 December 2012 the Company held £170 billion of interest only mortgages, compared to £169 billion at 31 December 2011 and £171 billion at 31 December 2010.

At 31 December 2012, 12 per cent of the Company’s interest only Retail mortgages were fixed rate and 88 per cent floating rate. The floating rate mortgages comprised 81 per cent linked to SVR and 19 per cent linked to the Bank of England base rate.

The Company does not offer other secured or unsecured personal loans on an interest only basis. Overdrafts, credit cards and other revolving credit facilities are excluded from the definition of “interest only”.

Comment 2

2012 Form 20-F

Risk Elements in the Loan Portfolio, page 106
Trouble Debt Restructurings, page 109

We note that the Group assesses whether a loan benefitting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefitting from such a programme. Please tell us whether trouble debt restructurings also represent your renegotiated and/or forbearance loans. If not, explain the difference between such loans and how trouble debt restructurings are being accounted for.

Under US GAAP a restructuring of a debt constitutes a troubled debt restructuring (TDR) if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.

The Company regards a loan as forborne if it grants a concession on the terms of the loan as a result of concerns about the borrower’s ability to meet the contractual payments when due. These loans also represent the Company’s troubled debt restructurings. As noted in the Company’s response to comment 6, there are differences between the Company’s renegotiated loans and forborne loans. The Company’s renegotiated loans do not, therefore, represent its troubled debt restructurings.

The Company accounts for loans that have been forborne as follows:

i.	If the loan is not impaired, the Company continues to recognise interest at the original effective interest rate in accordance with IAS 39; and

ii.
If the loan is impaired, the Company recognises an impairment provision and reduces the net carrying value of the loan on the balance sheet. In accordance with IAS 39, interest is recognised on the net carrying value at the original effective interest rate.

The Company’s accounting policy for loans that are renegotiated is set out in note 2(H) on page F-17 of its Form 20-F for the year ended 31 December 2012 and is set out below for your convenience:

Loan renegotiations and forbearance

In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. Where the renegotiated payments of interest and principal will not recover the original carrying value of the asset, the asset continues to be reported as past due and is considered impaired. Where the renegotiated payments of interest and principal will recover the original carrying value of the asset, the loan is no longer reported as past due or impaired provided that payments are made in accordance with the revised terms. Renegotiation may lead to the loan and associated provision being derecognised and a new loan being recognised initially at fair value.

The Company notes that its current disclosure, whilst clearly identifying the total forborne loans and the forborne loans that are impaired, does not explicitly disclose forborne loans that are not impaired. The Company will amend its disclosure in future Form 20-F filings to clarify this point.

Comment 3

2012 Form 20-F

Notes to the Consolidated Financial Statements, page F-11
Note 29 – Value of In-Force Business, page F-52
Economic Assumptions, page F-53

We note that you apply a certainty equivalent approach to calculate the value of the in force business. Please describe the assets that generate the cash flows for which the certainty equivalent valuation approach is used.

Consistent with industry practice, the certainty equivalent approach (under which it is assumed that assets earn the risk-free rate and net cash flows are discounted at the risk-free rate) is applied to all insurance assets and liabilities with the exception of those relating to annuity business (where the Company includes an additional illiquidity premium in determining the discount rate – this is described in the response to comment 4 below).

The certainty equivalent approach therefore covers all of the assets used to back the non-annuity Insurance business. These will include return-seeking assets such as equities, property and fixed interest investments within policyholder investment funds (unit-linked and with-profit funds) and the assets that the Company uses to back other reserves and capital requirements, and to provide working capital for the insurance business, primarily cash, cash equivalent and bond assets.

Comment 4

2012 Form 20-F

Notes to the Consolidated Financial Statements, page F-11
Note 29 – Value of In-Force Business, page F-52
Economic Assumptions, page F-53

We note that you use a market premium for illiquidity to estimate value for the UK annuity business. Please describe how the 73 basis point market premium for illiquidity was estimated and how the premium inclusion increases the value of in-force business as of December 31, 2012.

The Company’s accounting policy on page F-20 states that “Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets”. This is a market consistent approach under which the valuation discount rate for the annuity business is adjusted to reflect the illiquid nature of the annuity cash flows (caused by the lack of policyholder optionality inherent in such products).

As the illiquidity associated with the annuity cash flows is not directly measurable, the Company selects a notional portfolio of assets that reflects the duration, currency and liquidity characteristics of the annuity liabilities to determine the illiquidity premium. The composition of the notional portfolio is in accordance with internal investment guidelines.

The total asset yield spread of the notional portfolio over the relevant risk-free rate is assumed to represent compensation for both credit risk and liquidity risk present in the assets. Compensation for credit risk is removed because this characteristic is not present in the annuity cash flows. Based on historical default experience, market data and Bank of England data on the decomposition of credit spreads, the Company assumes that 50 per cent of the total spread over the risk-free rate is in respect of illiquidity premium. This assumption is reviewed every six months.

The illiquidity premium of 73 basis points at 31 December 2012 was calculated on the basis that the notional portfolio of assets comprised 85 per cent corporate bond assets and 15 per cent loan assets. Loan assets are included since the stable, long-term cash flows that they generate can be used to match the expected cash flows arising from the annuity liabilities. The average total spread on the corporate bonds was approximately 140 basis points and was derived from a set of bond indices with weightings applied to the indices to match the duration of the annuity liabilities. The additional spread on the loan assets was approximately 200 basis points.

The value of in-force business asset was £6,800 million as at 31 December 2012. The 73 basis points illiquidity premium increased the carrying value of the asset by approximately £680 million as at 31 December 2012 compared to its value without an illiquidity premium.

The Company is currently investigating whether it is appropriate to base the illiquidity premium on the actual asset allocation, rather than using a notional portfolio. Should this approach be adopted the current disclosure would be expanded to state that "The illiquidity premium was determined with reference to the actual asset allocation and relevant observable market data. The determination included checks for consistency with the capital markets".

Comment 5

2012 Form 20-F

Note 55 – Financial Risk Management, page F-114
F. Treatment of Customers Experiencing Financial Stress, page F-125
Retail Customers, page F-125
Customers Receiving Support from UK Government Sponsored Programmes, page F-126

We note your discussion regarding the success rate from the UK government sponsored programmes. Please revise your disclosure in future filings to provide a thorough discussion of the success rate for your other forbearance concessions you grant to customers.

On page F-126 of its 2012 Form 20-F filing the Company did include discussion of the success of the other forbearance programmes for the UK retail secured schemes within the section titled “Customers receiving support from UK Government sponsored programmes”.

The Company recognises that this was unclear and will revise future filings to clarify that this disclosure relates to the success rate of the retail forbearance treatments granted under non-government sponsored schemes as follows:

Customers receiving support from UK Government sponsored programmes
…

The Income Support for Mortgage Interest scheme remains the most successful of the Government-backed schemes. It is the longest-running, is the most widely known and provides both the customer and the Group with an assurance as to the maintenance of at least two years’ worth of interest payments. The Group estimates that around £[●] billion of its mortgage exposures are receiving this benefit. This includes those customers who are also receiving other treatments for financial difficulty.

Customers in financial difficulty receiving support under other schemes

The Group’s own UK retail secured schemes have also shown signs of success with 86 per cent of customers who have accepted capital payment breaks having maintained or improved their arrears position over the twelve months after transfer. The Group believes that its mortgage payment arrangements continue to be an effective way to manage short-term affordability issues.

The Company will expand this disclosure in its Form 20-F filing for the year ending 31 December 2013 to cover the other forbearance concessions granted to Retail customers.

Comment 6

2012 Form 20-F

Note 55 – Financial Risk Management, page F-114
F. Treatment of Customers Experiencing Financial Stress, page F-125
Retail Customers, page F-125
Customers Receiving Support from UK Government Sponsored Programmes, page F-126

Beginning on page F-126 you provide an analysis of the forborne loan balances for each of your loan portfolios. Clarify in future filings, if true, whether total forborne loans and advances which are not impaired represents loans and advances that were renegotiated during the year that would otherwise have been past due or impaired. Also, please consider providing a rollforward of your loans and advances which are forborne.

Total forborne loans and advances which are not impaired do not represent loans and advances that were renegotiated during the year and that would otherwise have been past due or impaired. There are instances, for example, where a loan such as a retail mortgage is renegotiated but, both at the start and the end of the arrangement, the arrears status never triggers impairment. In such cases, the account is classified as forborne for the duration of the concession but will not be impaired.

The Company does not disclose loans and advances that were renegotiated during the year that would otherwise have been past due or impaired. In 2010 the IASB revised IFRS 7, removing the former paragraph 36(d) which required entities to disclose the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated. The IASB acknowledged the difficulty in identifying financial assets whose terms have been renegotiated to avoid becoming past due or impaired (rather than for other commercial reasons) and noted that the requirement was unclear as to whether it only applied to financial assets that were renegotiated in the current reporting period or whether past negotiations of those assets should be considered.

The Company is currently assessing the adequacy and availability of data to enable the production of a rollforward analysis of forborne Retail loans and advances for the period from 1 January 2013 to 31 December 2013. If the Company is able to identify this information in a robust and cost effective manner then it will include a rollforward of loans and advances which are forborne in the Retail portfolio in its Form 20-F for the year ending 31 December 2013.

Comment 7

2012 Form 20-F

Commercial Customers, page F-128
Forbearance Activities, page F-128

We note that following a forbearance event, should a customer show a sustained period of stabilization on their new terms and conditions or where the forbearance has reversed or cured, it would be expected that the customer would likely be returned to the mainstream good classification, at which point they may no longer be considered forborne. Please address the following:

•	Expand your disclosure to discuss the specific timeframe that a customer must show they are able to comply with the new terms and conditions of the loan agreement.

The Company will expand the disclosure in future Form 20-F filings to state the following:

Retail customers

Forbearance classification
The Group classifies a retail account as forborne at the time that a customer in financial difficulty is granted a concession. Where a change results in a reduced contractual monthly payment or is a short-term arrangement to pay, it is included within the forborne analysis if the customer is currently benefitting from the forbearance treatment. Where the treatment involves a permanent change to the contractual basis of the customer’s account, such as a capitalisation of arrears or term extension, the Group only classifies the balance as forborne for a period of 12 months, after which no distinction is made between these accounts and others where no change has been made.

Commercial customers

Forbearance classification
Currently, the Company automatically treats all impaired obligors in Commercial Banking as having been granted some form of forbearance.

An obligor that is unimpaired and where forbearance has been granted will remain treated and recorded as forborne until there is evidence of acceptable performance over a period of time. This period will depend on a number of factors such as whether the obligor is trading in line with the revised plan, it is operating within the new terms and conditions (including observation to revised covenants and contractual payments), its financial performance is stable or improving, and there are no undue concerns over its future performance. In the absence of a permanent structural change, this period is not expected to be shorter than twelve months following a forbearance event. Once an obligor evidences acceptable performance over a period of time, the Company would expect that it could be returned to the mainstream good classification and the obligor would no longer be considered forborne. The decision to no longer consider an obligor as forborne can be made only by the Risk division.

This is consistent with the disclosure made on page 39 (Retail) and page 41 (Commercial) of the Company’s HY 2013 Form 6-K.

•
Disclose the amount of loans where customers have been granted a forbearance concession but are no longer considered forborne. Indicate whether such loans are included within the total forborne loans and advances within your commercial banking and Ireland wholesale portfolios disclosed on page F-129. Consider providing a rollforward of your loans and advances which are forborne.

On page F-129 the Company states that the Ireland wholesale portfolio is a closed book and that all loans and advances included therein, whether impaired or unimpaired, are treated as forborne. Within the rest of the Commercial Banking portfolio, total forborne loans and advances only include those which are still considered forborne at the reporting date under the policy detailed above. The Company will clarify this in future filings.

The Company currently does not collate quantitative data relating to loans where commercial customers have been granted a forbearance concession but are no longer considered forborne. As noted above, on page 41 of its HY 2013 Form 6-K, the Company included additional qualitative disclosure discussing the policy for the classification of obligors as forborne which included the factors to be considered in assessing whether an obligor should be returned to the mainstream good book. The Company will include this disclosure in future Form 20-F filings.

The Company is implementing a number of system enhancements in 2013 which will enable the production of a rollforward of loans and advances which are forborne for the UK Commercial Banking portfolio; this analysis will separately identify loans that have been transferred into the good book. If the Company is able to identify this information in a robust and cost effective manner then it will include a rollforward of loans and advances which are forborne in the UK Commercial Banking portfolio in its Form 20-F for the year ending 31 December 2013.

Comment 8

2012 Form 20-F

Forbearance Granted, page F-128
Commercial Banking, page F-129

Similar to the tabular presentations of your forborne loan balances within your retail portfolio on pages F-127 and F-128, please revise your future filings to present your forborne loan balances of your Commercial Banking and Ireland Wholesale portfolio by the forbearance event granted. In addition, consider providing a rollforward of your respective loans and advances which are forborne.

On page 42 of its HY 2013 Form 6-K, the Company presented the following tabular analysis of the largest unimpaired forborne loans and advances to commercial customers (with exposures over £10 million) by forbearance event granted for the UK Commercial Banking portfolio.

The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £10 million) as at 30 June 2013 by type of forbearance, together with a breakdown of which exposures are classified as Direct Real Estate:

At 30 June 2013	Direct Real Estate	Other industry sector	Total
	£m	£m	£m

Type of unimpaired forbearance
Exposures > £10 million (on UK booked exposures)
Amendments	1,295	975	2,270
Extensions	897	600	1,497
Multiple	130	310	440
	2,322	1,885	4,207
Exposures < £10 million and other non-UK booked exposures			4,707
Total			8,914

•
Amendments: This includes temporary and permanent waivers, amendment or resetting of contractual covenants (including LTV and interest cover), amendments to an interest rate to a level considered outside of market or the Group’s risk appetite, or other amendments such as changes to collateral, or other debt servicing arrangements;

•
Extensions: This includes extension and/or alteration of repayment terms to a level outside of market or the Group’s risk appetite due to the customer’s inability to make existing contractual repayment terms;

•	Forgiveness: This includes debt for equity swaps or partial debt forgiveness. This type of forbearance will always give rise to impairment; and

•	Multiple type of forbearance (comprising more than one of the three types of forbearance above).

The Company will include a similar disclosure in its future Form 20-F filings.

The Company treats all impaired commercial loans as having been granted some form of forbearance and, accordingly, does not analyse such loans by forbearance event. As these loans are impaired the Company does not collate this analysis for internal management purposes and does not believe it is cost effective to collate the data to support an analysis of the forborne loans and advances by forbearance event granted for disclosure purposes only. As noted in the response to comment 7 above, the Company does not propose to provide a more detailed analysis of the forborne loans and advances in the Ireland wholesale portfolio.

As noted in the response to comment 7, if the Company is able to identify data in a robust and cost effective manner then it will include a rollforward of loans and advances which are forborne in the UK Commercial Banking portfolio in its Form 20-F for the year ending 31 December 2013.

Comment 9

2012 Form 20-F

Note 56 – Consolidated Cash Flow Statement, page F-135
(C) Non-cash and other items, page F-136

We note your disclosure of “other non-cash items” totaling (£3,032) million and £1,186 million for the years ended December 31, 2012 and 2011, respectively. Considering the significance of the “other” amounts, please tell us and expand your disclosure in future filings to discuss the items making up this balance. Confirm that to the extent the “other” amount is deemed significant you will continue to disaggregate the items that make up this balance or include a footnote to discuss the nature of the items that this balance consist of.

“Other non-cash items” comprise a number of adjustments to remove the impact on profit of items which solely reflect accounting adjustments or are otherwise dealt with in the cash flow statement.

“Other non-cash items” for the years ended 31 December 2012 and 2011 comprised:

	2012	2011
	£m	£m

Net gain on sale of available-for-sale financial assets	(3,547)	(343)
Hedging valuation adjustments on subordinated debt	225	1,091
Value of employee services	337	363
Other	(47)	75
Other non-cash items	(3,032)	1,186

The Company will, where appropriate, include a more granular analysis of this item in future filings.

Comment 10

Form 6-K filed on 2 August, 2013

2013 Half-Year Results
Note 1 - Accounting policies, presentation and estimates, page 85
IFRS 10 Consolidated Financial Statements, page 85

We note that as a result of the adoption of IFRS 10 you consolidated (on a retrospective basis) certain entities that were not previously consolidated and no longer consolidate certain entities which were previously consolidated; principally in relation to Open Ended Investment Companies. Please respond to the following:

•	Provide a summary of the factors considered in reaching your conclusion to either consolidate or deconsolidate these entities.

IFRS 10 states that “an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee”. Therefore, an investor controls an investee if and only if the investor has all the following:

•	power over the investee;
•	exposure, or rights, to variable returns from its involvement with the investee; and
•	the ability to use its power over the investee to affect the amount of the investor’s returns.

The impact of IFRS 10 was assessed across the business lines with which the Group is involved and included a consideration of commercial banking lending arrangements, joint ventures, the Group’s securitisation and covered bond structured entities and the Group’s investments in OEICs. IFRS 10 did not change any of the key indicators of control that the Group already took into account in determining control of entities arising other than in respect of investments in OEICs.

The most significant factors considered in determining whether an open-ended investment company (OEIC) is consolidated under IFRS 10 are (i) identifying the entity to be assessed for control; and (ii) determining the level of beneficial interest.

The entity to be assessed for control

UK OEICs, which are umbrella funds usually with multiple sub-funds, can be structured in a number of different ways. Some structures provide legal ring-fencing between each of the underlying funds, whilst others do not. In the latter case, creditors of one sub-fund are able to seek repayment from the assets of another sub-fund in the event of liquidation.

In accordance with the requirements of IFRS 10 paragraphs B76-79 on deemed separate entities, where an OIEC has legal ring-fencing, each of the sub-funds is treated as a separate entity when assessing control and determining whether consolidation is appropriate. In circumstances where there is no legal ring-fencing, the assessment must be carried out at the overall umbrella OEIC level.

The Company currently has OEICs falling into both of these categories. However, in response to legislative changes, all of the Company’s OEICs are being legally restructured to provide for the legal ring-fencing; the Company expects that at 31 December 2013, all OEICs will be assessed for consolidation at the sub-fund level.

The level of beneficial interest

The Company has interests in both internal OEICs, where it directs the relevant activities of the fund either as fund manager or Authorised Corporate Director (ACD), and external OEICs.

The structure of OEICs often results in factors other than voting rights being the main determinant of control, and then the entity controlling the ACD or fund manager is critical to the analysis. In these situations, where a subsidiary of the Group acting in its capacity as ACD has decision-making rights and shareholders do not have substantive removal rights over the ACD, then the Company assesses factors including the structure of remuneration earned by the ACD and the Company’s exposure to variable returns through its beneficial ownership interests to determine if it should be consolidated.

External funds are those where the Company does not direct the relevant activities of the OEIC because it is not the ACD or fund manager but where the Company does have a beneficial ownership interest. The Company considers whether it exercises control by reviewing whether it has substantive rights to remove the external fund’s ACD or fund manager, as appropriate. This is only expected to occur at high beneficial ownership percentages at the umbrella fund level.

•
Revise your accounting policy to expand your discussion of consolidation under IFRS 10 and identify the significant factors you considered above. In this regard, differentiate between internally managed and externally managed funds.

The Company will revise the accounting policy in its Form 20-F for the year ending 31 December 2013 to reflect changes arising from the adoption of IFRS 10 with effect from 1 January 2013 as noted below.

•	Provide us with your proposed disclosures for future filings.

The Company’s accounting policy for consolidation of subsidiaries for inclusion in its future filings is set out below.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls an entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to any of these factors. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date on which control ceases.

The Group consolidates collective investment vehicles if the Group’s beneficial ownership interests give it substantive rights to remove the external fund manager over the investment activities of the fund. Where a subsidiary of the Group is the fund manager of a collective investment vehicle, the Group considers a number of factors in determining whether it acts as principal and therefore controls the collective investment vehicle including: an assessment of the scope of the Group’s decision making authority over the investment vehicle; the rights held by other parties including substantive removal rights without cause over the Group acting as fund manager; the remuneration to which the Group is entitled in its capacity as decision maker; and the Group’s exposure to variable returns from the beneficial interest it holds in the investment vehicle. Consolidation may be appropriate in circumstances where the Group has less than a majority beneficial interest. Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities.

Comment 11

Form 6-K filed on 2 August, 2013

Amendments to IFRS 7 Financial Instruments: - “Disclosures - Offsetting…,” page 86

We note that you will provide the disclosures required by the amendments to IFRS 7 in your financial statements for the year ended December 31, 2013. Please explain how your conclusion to provide the required disclosures in your upcoming 2013 annual report is consistent with paragraph 44R of IFRS 7 (as amended) which states the requisite disclosure is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. Confirm you will provide such disclosures in your future interim reporting periods in addition to your annual reporting periods.

Condensed interim reports that are prepared in accordance with IAS 34 need comply only with the requirements of that standard. IAS 34 paragraph 16A(j) requires that interim reports provide the disclosures set out in paragraphs 25, 26 and 28-30 of IFRS 7. IAS 34 does not contain similar requirements to those in paragraphs 13A-13F of IFRS 7.

This inconsistency between IFRS 7 and IAS 34 was raised with the IFRS Interpretations Committee (IFRS IC), which discussed the matter at its March 2013 meeting. The IFRS IC noted that the current wording of paragraph 44R of IFRS 7 has the potential to lead to divergent interpretations and requested the staff to consult the IASB.

At its April 2013 meeting, the IASB agreed that the offsetting disclosures in paragraphs 13A to 13F of IFRS 7 are not specifically required in condensed interim financial statements that are prepared in accordance with IAS 34. IAS 34 requires additional notes in condensed interim financial statements only where their omission would make the condensed interim financial statements misleading.

The IASB noted the requirements of paragraphs 15-15C of IAS 34 concerning significant events and transactions. The condensed interim financial statements should include an explanation of events and transactions that are significant in understanding the changes in financial position and performance of the entity since the end of the last annual reporting period. The Company reviewed the reduction in the amount of its balance sheet offsetting and potential offsetting between 31 December 2012 and 30 June 2013. The reduction represented approximately 2 per cent of the Group’s total assets at 30 June 2013 and had no impact on the income statement; it was therefore determined that the change was not material and did not require disclosure.

The Company will include the disclosure in its Form 20-F filing for the year ending 31 December 2013. In determining whether the disclosure should be included in future interim reporting periods, the Company will consider market interest in addition to the materiality of the movements in the amount of offsetting and potential offsetting since the most recent annual report, and any future changes made to the requirements of IAS 34.